FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-270964-01

September 27, 2023

WESTERN MIDSTREAM OPERATING, LP

(the “Partnership”)

Pricing Term Sheet

$600,000,000 6.350% Senior Notes due 2029 (the “Notes”)

Issuer:	Western Midstream Operating, LP

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Pricing Date:	September 27, 2023

Settlement Date (T+2):	September 29, 2023

Net Proceeds Before Expenses:	$595,116,000

Maturity Date:	January 15, 2029

Principal Amount:	$600,000,000

Benchmark Treasury:	4.375% due August 31, 2028

Benchmark Treasury Price / Yield:	98-18+ / 4.701%

Spread to Benchmark Treasury:	T+170 bps

Yield to Maturity:	6.401%

Coupon:	6.350%

Public Offering Price:	99.786% of the principal amount

Optional Redemption:	Redeemable at any time before December 15, 2028 in an amount equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. Redeemable at any time on or after December 15, 2028 in an amount equal to the principal amount plus accrued and unpaid interest thereon to the redemption date.

Interest Payment Dates:	January 15 and July 15, beginning on January 15, 2024

CUSIP / ISIN:	958667 AF4 / US958667AF48

Expected Ratings (Moody’s / S&P / Fitch):*	Baa3 / BBB- / BBB-

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

SMBC Nikko Securities America, Inc.
BofA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	RBC Capital Markets, LLC Scotia Capital (USA) Inc. Truist Securities, Inc. Comerica Securities, Inc. Zions Direct, Inc. Stifel, Nicolaus & Company, Incorporated

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Partnership has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Partnership, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Barclays Capital Inc. toll-free at 1-888-603-5847; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Deutsche Bank Securities Inc. toll-free at 1-800-503-4611; and SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

This Term Sheet is qualified in its entirety by reference to the related preliminary prospectus supplement dated September 27, 2023 (the “Preliminary Prospectus Supplement”). The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.